

September 27, 2010

Lawrence E. Hyatt
Chief Financial Officer
O'Charley's Inc.
3038 Sidco Drive
Nashville, Tennessee 37204

      Re: O'Charley's Inc.
              Form 10-K: For the Fiscal Year Ended December 27, 2009
              Filed on March 12, 2010
              File No. 000-18629

Dear Mr. Hyatt:

We have reviewed your response letter dated August 27, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Fiscal Year Ended December 27, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year 2009 Compared with Fiscal Year 2008, page 28

1.   We note your response to our prior comment one. You state that quantifying the change in revenue attributable to changes in guest count and average check may confuse readers because the two variables are interrelated. As an example, you state that a decision to raise prices is likely to negatively impact guest count. However, we note that the interrelated nature of the variables also applies to the metrics (e.g., change in guest count, average check) that you already disclose. Unless your investors are already confused by the metrics you disclose, it does not appear that they would be confused by a

quantification of the impacts of the changes in those metrics on revenues. Further, we believe that your disclosure should make clear to investors the extent to which management decisions, such as raising prices, occurred and the impact those decisions had on operating results such as guest counts. Please revise future filings to quantify the actual dollar amount of aggregate net revenue change during the period attributed to changes in guest count and changes in average check. We believe that providing this information will not confuse readers, but rather provide a useful and informative insight into the impact of the underlying reasons for the change in revenues. Please provide us with a copy of your intended revised disclosure.

2.   We note your response to our prior comment two. You state that quantification of factors affecting results of operations is not practicable in certain instances. For factors for which the effect is not quantifiable, please disclose this fact, the basis for your belief for the cited factor, and that such factors are listed in what you believe to be the order of their importance. So that we may understand how you plan to revise your disclosure in response to this comment and our prior comment two, please provide us with a copy of your intended revised disclosure.

3.   We note your response to our prior comment three. You state that food cost as a percentage of sales benefitted from reducing food waste by adhering more closely to standard recipes. You state that in future filings you will explain references to "leveraging our theoretical food cost system" this way. Because your investors' understanding of your results is aided by plain English disclosures that avoid jargon, we encourage you to avoid including and then explaining jargon and instead simply provide the plain English explanation of what occurred. Please revise as appropriate.

Item 8. Financial Statements and Supplementary Data

Revenues, page 46

4.   We note your response to our prior comment four. It appears you intend to quantify the reduction in operating costs for gift cards sold that will not be redeemed in your results of operations disclosure in MD&A and only to the extent it is material for understanding changes in restaurant operating costs. To clarify our prior comment, we believe you should quantify such amounts in the footnotes to your financial statements, with supplemental disclosure of its impact on results of operations in MD&A as appropriate. While such amount for fiscal year 2009 was approximately 1% of restaurant operating costs , it was approximately 23% of income from operations. Because of your relatively narrow operating margins, it appears that changes in gift card breakage recognized into income that might not be material to total restaurant operating costs may very well be material to income from operations. Please quantify for us the amounts recognized in fiscal years 2008 and 2007 and for the six month interim period ended July 11, 2010. Please also confirm to us that you will quantify such amounts in the footnotes to your future Forms 10-K.

You may contact Aamira Chaudhry at 202-551-3389 for questions regarding the financial statements and related matters. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief